PROSPECTUS SUPPLEMENT NO. 2 (TO PROSPECTUS DATED APRIL 25, 2014)	Filed pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration Statement No. 333-195251

Immune Pharmaceuticals Inc.

7,293,242 Shares of Common Stock

This prospectus supplement No. 2 supplements and amends the prospectus dated April 25, 2014, as supplemented and amended by prospectus supplement No.1, dated May 20, 2014 (collectively, the “Prospectus”), relating to the resale or other disposition by the selling security holders identified in the Prospectus of up to 7,293,242 shares of our common stock, consisting of (a) 3,400,315 shares of common stock issuable upon conversion of shares of the registrant’s Series C 8% Convertible Preferred Stock issued in a private placement that closed on March 14, 2014, (b) 272,025 shares of common stock that may be issuable as payment for dividends on the Series C 8% Convertible Preferred Stock, payable through March 14, 2015, (c) 1,810,451 shares of common stock issuable upon exercise of warrants at an adjusted exercise price of $3.39 per share, subject to adjustment as provided in the warrants, which warrants were issued in the private placement, and (d) 1,810,451 shares of common stock issuable upon exercise of warrants at an adjusted exercise price of $4.07 per share, subject to adjustment as provided in the warrants, which warrants were issued in the private placement.

In accordance with the terms of the private placement, on May 2, 2014, the conversion price of the Series C 8% Convertible Preferred Stock was reduced from $3.40 to $2.71 and the exercise price of the warrants was reduced from $4.25 to $3.39 and from $5.10 to $4.07, as applicable. Consequently, as of May 2, 2014, an additional 775,395 shares of common stock may be issuable upon the conversion of the Series C 8% Convertible Preferred Stock and an additional 62,032 shares may be issuable as payment for dividends thereon, payable through March 14, 2015.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Our common stock is listed on the OTCQX Marketplace (OTCQX) and the NASDAQ OMX, First North Premier, Stockholm, under the symbol “IMNP”. On June 4, 2014, the last reported sale price of our common stock as reported on the OTCQX was $2.56 per share.

We will not receive any proceeds from the sale or other disposition of common stock by the selling security holders. We may, however, receive proceeds from any warrants exercised in cash by selling security holders, however, we cannot predict the timing or the amount of the exercise of such warrants, if at all.

On June 5, 2014, we filed a Current Report on Form 8-K with the Securities and Exchange Commission. This prospectus supplement incorporates into our Prospectus the information contained in our attached Current Report on Form 8-K.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 of the Prospectus, as may be updated from time to time by our quarterly and annual reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus supplement or the prospectus to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 6, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  June 3, 2014

Immune Pharmaceuticals Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-51290	52-1841431
(State or Other Juris-	(Commission	(IRS Employer
diction of Incorporation)	File Number)	Identification No.)

708 Third Avenue, Suite 210, New York, New York		10591
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (914) 606-3500

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

Employment Agreement with Chief Executive Officer

On June 4, 2014, the Company entered into an employment agreement with Daniel G. Teper, the Company’s Chief Executive Officer (the “Employment Agreement”). Under the terms of his Employment Agreement, Mr. Teper is entitled to receive an annual base salary of $260,000. His first base salary payment shall also include a sign-on bonus of $48,208 for services provided by Mr. Teper to the Company prior to June 1, 2014. In addition, Mr. Teper will be eligible to receive, subject to the Company’s board of directors’ approval, an annual incentive award, contingent upon his achievement of goals mutually agreed upon by Mr. Teper and the Company, of up to $360,000 for each calendar year of his term of employment, which may be granted in cash or in equity equivalent. Under the term of his Employment Agreement, Mr. Teper is also eligible to participate in all employee benefit plans, programs and arrangements, and all fringe benefits and perquisites that are made available to senior executives of the Company, including but not limited to, health insurance coverage in accordance with the terms of the Company’s health insurance plan. Furthermore, Mr. Teper will receive $100,000 as an annual base salary from the Company’s Israeli subsidiary, Immune Pharmaceuticals, Ltd.

The Employment Agreement is effective as of June 1, 2014 and may be terminated upon death, disability, by us with or without Cause (as defined in the employment agreement), or by Mr. Teper with or without Good Reason (as defined in the employment agreement). In the event the Employment Agreement is terminated for Good Reason by Mr. Teper, he shall be entitled to receive his base salary for a period of three (3) months. If the Employment Agreement is terminated by the Company without Cause, Mr. Teper shall be entitled to receive his base salary for a period of six (6) months. In each case, payment is contingent upon Mr. Teper’s signature of a release that is satisfactory to the Company in form and in substance. The Employment Agreement does not provide for any payments in the event that it is terminated by the Company for Cause or by Mr. Teper without Good Reason.

Furthermore, as part of his compensation, effective February 2, 2014, Mr. Teper has been granted an option to purchase 750,000 shares of Company’s common stock, at an exercise price of $2.38, the closing price of the Company’s shares of common stock on the date of the grant by the board of directors, which options vest quarterly over a three- year period, subject to acceleration in the event of (i) Change of Control; or (ii) termination by the Company without Cause, pursuant to the terms and subject to the conditions of Company's stock option plan.

As a condition of the Employment Agreement, Mr. Teper has entered into a non-disclosure and non-competition agreement with the Company. Under the terms of the non-disclosure and non-competition agreement, Mr. Teper agrees to use confidential information only as necessary within the scope of his employment to perform his duties and to not disclose any confidential information without the prior written consent of the Company. Mr. Teper also agrees not to compete with the Company during the term of his employment and for a period of twelve months following the termination of his employment. In addition, Mr. Teper agrees that all inventions are the sole and exclusive property of the Company and that he will assist the Company in perfecting, registering, maintaining and enforcing its rights in inventions.

The foregoing description of the Employment Agreement is not complete and is subject to, and qualified in its entirety by, the full text of the Employment Agreement with Mr. Teper, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Appointment of New Director

On May 29, 2014, upon the recommendation of the Nominating and Corporate Governance Committee of the board of directors of the Company, the board of directors increased the size of the Board of Directors of the Company from six to seven. In connection with the increase in the size of the board of directors and effective June 3, 2014, the board of directors appointed Mr. Gad Berdugo as an independent director to fill the newly created directorship and to hold office as a Class I director until the next annual meeting of stockholders and until his successor is duly elected and qualified or until his earlier death, resignation or removal. Mr. Berdugo will serve on the Transaction and Pricing Committee of the Board of Directors.

Mr. Berdugo will be entitled to receive the same compensation as the other non-employee directors of the Company are entitled to receive, as approved by the Board of Directors on October 10, 2013. Mr. Berdugo’s compensation shall be prorated at $13,330 from June 1, 2014 until September 30, 2014. Subject to the approval of the board of directors, Mr. Berdugo will also be entitled to receive $20,000 annually as payment for his service as chairperson of the Transaction and Pricing Committee of the Board, which shall be prorated at $6,667 from June 1, 2014 until September 30, 2014. In addition, Mr. Berdugo shall receive options to purchase 50,000 shares of common stock of the Company, to vest quarterly over a three (3) year term commencing three (3) months from the effective date of his appointment.

There are no arrangements or understandings between Mr. Berdugo and any other person pursuant to which he was selected as a director. The Company is not aware of any transaction in which Mr. Berdugo has an interest requiring disclosure under Item 404(a) of Regulation S-K.

A copy of the press release dated June 6, 2014, announcing Mr. Berdugo’s appointment is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibits
10.1	Employment Agreement, dated June 4, 2014, by and between the Company and Mr. Daniel G. Teper.
99.1	Press release dated June 6, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMMUNE PHARMACEUTICALS INC.

Dated: June 6, 2014	By:	/s/ Daniel G. Teper
		Name:	Daniel G. Teper
		Title:	Chief Executive Officer

Exhibit 10.1

June 4, 2014

To:

Daniel G. Teper

Dear Daniel,

The purpose of this letter is to provide you with an employment offer specifying the terms and conditions of your employment with Immune Pharmaceuticals Inc. as follows:

1.     Position and Duties:

You will function as the Chief Executive Officer of Immune Pharmaceuticals Inc., and will perform all duties as determined necessary by Company’s Board of Directors (the "Board"). This is a full-time position for which you agree to devote 100% of your working hours. You may be required to travel in accordance with Company’s business needs, in accordance with Company's travel policy, as may be amended from time to time. It is understood that you may serve on the board of business entities, trade associations and charitable organizations, and engage in charitable activities and community affairs, provided that these activities do not materially interfere with the proper performance of your duties and responsibilities to Company, or create a conflict of interest.

2.     Term:

The term of your employment shall be effective as of June 1, 2014 and shall continue, unless terminated by either you or Company as set forth in Section 7 below (all periods of your employment with Company under this letter agreement, the "Term"). Please note that neither this letter agreement nor any other oral or written representations constitute a contract of employment with Company for any guaranteed specific period of time, and that Company shall have the discretion to determine whether or not you will be required to continue to perform your regular duties and/or report to work during any relevant notice period.

3.      Compensation:

Your annual base salary shall be $260,000, less required and authorized deductions (the "Base Salary"), with such Base Salary paid to you on a monthly basis in accordance with Company’s regular payroll practices. It is agreed that during the Term your Base Salary shall not be decreased at any time without your prior written consent. As you know, your position is classified as exempt for purposes of federal wage-hour law and therefore you are not entitled to overtime pay. Your first Base Salary payment shall include a sign-off bonus for services provided to the Company prior to June 1, 2014.

In addition to the Base Salary, you will have the opportunity to earn additional compensation via an Incentive Plan, attached to this letter agreement as Schedule A, as may be amended from time to time.

4.     Paid Time Off and Benefits:

You will be eligible to participate in all employee benefit plans, programs and arrangements, and all fringe benefits and perquisites that are made available to senior executives of Immune Pharmaceuticals Inc., including but not limited to health insurance coverage in accordance with the terms of the Immune Pharmaceuticals health insurance plan.

You are entitled to take 20 days of paid time off per calendar year (prorated, for partial years of employment), in addition to Company-designated holidays, in each case, in accordance with Company policy and in coordination with the Board. Please note that you shall be permitted to carryover up to 10 days from one calendar year to the next, and shall forfeit any accrued but unused vacation days above such amount. Upon your termination of employment for any reason you shall be entitled to payment for a maximum of 20 accrued but unused days.

In accordance with Company policy, you are entitled to reimbursement for those expenses reasonably incurred by you in connection with your employment duties, upon your submission of an expense report together with invoices to the financial department of Company, provided that such invoices are in form and in substance satisfactory to Company, and are submitted within thirty days of your incurring such expenses and provided further that such expenses are in line with Company's expense policy, as may be amended from time to time.

5.     Company Property:

During the Term, Immune Pharmaceuticals may provide you with the benefit of using Company property, such as a laptop and/or cell phone. Your use of such Company property must be in accordance with Company guidelines, and you are obligated to return any such property to Company upon its request, and in any case upon the termination of your employment for any reason.

6.     Confidentiality:

Your continued employment is dependent upon your signing and complying with the terms of the Non-Disclosure and Non-Competition Agreement ("NDNC") attached to this letter agreement as Schedule B.

7.     Termination:

You employment may be terminated at any time as follows:

(a)

Termination upon Death or Disability. The Term shall automatically end upon your death or Disability. For purposes of this letter agreement, "Disability" shall be defined as your failure to perform your regular duties on account of a physical or mental illness for a period of thirty consecutive work days, or forty-five days in any six-month period.

(b)

Termination for Cause. At any time, Company has the right to immediately terminate your employment for Cause. For purposes of this letter agreement, "Cause" shall be defined as your (i) failure to substantially perform the duties of your position for a period of at least fifteen calendar days following Company’s written notice of such failure; (ii) engaging in conduct, which in Company’s sole discretion, is demonstrably and materially injurious to Company, and which does not cease immediately following your receipt of written notice from Company specifying the nature of such conduct; (iii) acting in a manner which constitutes gross negligence or willful misconduct with respect to your duties to Company; (iv) misappropriating corporate assets or corporate opportunities, or any other acts of dishonesty or breach of fiduciary obligations to Immune Pharmaceuticals or its affiliated corporate entities; (v) committing a felony, or a misdemeanor involving moral turpitude (including the entry of a plea of nolo contendre); (vi) engaging in theft, embezzlement, self-dealing, or an act which causes material damage to Company and/or any of its related corporate entities, officers or directors, or (vii) materially violating this Agreement or your signed Non-Disclosure Non-Competition Agreement ("NDNC").

(c)

Termination for Good Reason. You shall be entitled to terminate your employment with Company for "Good Reason," which shall be defined as a: (i) material change to your role at Company which was not agreed upon with you; (ii) material breach by Company or any of its affiliated corporate entities of their material obligations to you; or (iii) failure of Company to obtain the assumption in writing of its obligations under this letter agreement by any successor to all or substantially all of its business or assets within fifteen days after any merger, sale, liquidation or dissolution of Company, in each case absent your consent. In order to qualify as a termination for Good Reason, you must give written notice to the Board of Company within fourteen calendar days of the occurrence of one of the above events, and Company must fail to cure within thirty calendar days of receiving such notice from you. Upon your termination for Good Reason, you shall be entitled to your Base Salary for a period of three months, provided that you sign a release in form and in substance satisfactory to Company.

(d)

Termination without Cause. Your employment may be terminated by Company without Cause upon written notice from Company to you. Upon such termination, you shall be entitled to six months Base Salary, upon your signing of a release in form and in substance satisfactory to Company. In the event of a termination without Cause, Company shall in its discretion determine based on its business needs, the appropriate notice period and whether or not you will be obligated to report to work during such notice period.

(e)

Termination without Good Reason. Your employment may be terminated by you for any reason at any time upon three months’ written notice from you to Company. In the event of such termination, Company shall have the right to determine whether or not you will be obligated to report to work during such notice period.

(f)

Notice of Termination. In the event of a termination of your employment for any reason, written notice of such termination must be given by one party to the other via certified or registered mail, email, fax, or by hand, and such notice shall be deemed to have been received three days after mailing, twenty-four hours after sending an email or fax, or immediately upon confirmation of receipt.

(g)

Transition. Regardless of the circumstances surrounding your termination of employment, it is agreed that upon such termination, you will return to Company all Company property and will make every effort to facilitate the orderly transition of your duties and responsibilities.

8.     Dispute Resolution:

In the event of a dispute between you and Company arising out of or related to your employment with Immune Pharmaceuticals (with the exception of disputes arising under the NDNC), it is agreed that any such dispute shall be settled by means of arbitration administered under New York law by the American Arbitration Association ("AAA") located in the State of New York and conducted in accordance with the AAA’s Employment Rules. In such arbitration, the arbitrator (i) shall not amend or modify the terms of this letter agreement or of any Company policy, and (ii) shall render a decision within ten business days from the closing statements or submission of post-hearing briefs by the parties. The arbitration award shall be final and binding, and any state or federal court shall have jurisdiction to enter a judgment on such award. This requirement to arbitrate disputes shall apply to all claims and demands, including, without limitation, any rights you may assert under any federal, state, or local laws or regulations applicable to your employment with Company.

9.     Section 409A of the Internal Revenue Code of 1986, as amended:

The intent with respect to any and all payments and benefits under this letter agreement (including Schedule A), is that such payments and benefits either: (i) do not constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Internal Revenue Code ("Section 409A"), and therefore are exempt from Section 409A, or (ii) are subject to a "substantial risk of forfeiture" and are exempt from Section 409A under the "short−term deferral rule" set forth in Treasury Regulation §1.409A−1(b)(4). In any event, it is confirmed that the intent is to have all provisions of this letter agreement (including Schedule A) construed, interpreted and administered in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.

During your employment with Company, you will be expected to abide by all Company policies, as established from time to time. Please note that the terms of your employment, as well as your post-employment obligations, will be governed by such Company policies, the NDNC, and the terms of this letter agreement, which supersedes any prior agreements, whether oral or written, between you and Company. In addition, all matters related to your relationship with Company shall be governed by New York law.

To signify your agreement with the terms of employment as set forth in this letter agreement, please sign below where indicated, and send a copy of the signed letter agreement (including signed Schedule B) to Sarit Steinberg, General Counsel (______). Please note that the terms of this letter agreement may be amended only via a writing signed by both you and an officer of Company.

We are confident in your ability to continue to contribute to Company's growth and success, and are happy to continue to have you as a valuable member of the Immune Pharmaceuticals team.

Sincerely, IMMUNE PHARMACEUTICALS INC. By: /s/ Daniel Sidransky Name: David Sidransky Title: Director

Acknowledged and Accepted by:      /s/ Daniel G. Teper

       Daniel G. Teper

Date: June 4, 2014

Schedule A

Incentive Plan:

1.	Equity:

Effective February 2, 2014, you have been granted an option to purchase 750,000 shares of Company’s common stock, at a price per share equal to the market share price on the date of grant by the Board, USD 2.38, which shall vest quarterly over a three years period, subject to acceleration in the event of (i) Change of Control; or (ii) termination by the Company without Cause, pursuant to the terms and subject to the conditions of Company's stock option plan (the "Plan").

2.	Incentive Award:

You will be eligible for an annual incentive award for each calendar year of the Term, upon your achievement of mutually agreed upon goals, of up to $360,000, which may be granted in cash or in equity equivalent (with such equivalent value to be determined as of the date of the equity grant). The Board or any designated compensation committee shall have the sole discretion to determine whether you have met the mutually agreed upon set of goals, and the amount of such incentive award to be granted to you. The incentive award shall be paid to you in accordance with Company's annual incentive award payment practices and schedule for senior executives of Company. Please note that in order to receive such incentive award, you must be employed by Company, without notice of any termination having been given, on the date that such incentive award is scheduled to be paid to you.

Exhibit 99.1

Contacts

Immune Pharmaceuticals Inc.:

 708 Third Avenue, Suite 210

New York, NY 10017

Anna Baran, Director of Investor Relations and Corporate Communications

Tel: (646) 937-1941

anna.baran@immunepharma.com

Immune Pharmaceuticals Ltd.: 11C Galgale HaPlada Herzliya-Pituach, Israel 46733

IMMUNE APPOINTS GAD BERDUGO TO BOARD OF DIRECTORS AND KARIN HEHENBERGER, M.D.,PH.D TO SENIOR VICE PRESIDENT

New York, NY and Herzliya-Pituach, Israel – June 6, 2014 – Immune Pharmaceuticals Inc. (OTCQX and NASDAQ OMX First North Premier, Stockholm: IMNP; “Immune” or “the Company”) appointed Mr. Gad Berdugo as new independent director and Karin Hehenberger, M.D., Ph.D., as Senior Vice President, Medical Affairs and Corporate Communications.

Mr. Berdugo is a Managing Director and Head of the Global Life Sciences at Tegris Advisors, a New York City based investment-banking boutique. He brings over 20 years of experience in investment management and banking, strategic financial advisory and business and corporate development in the biomedical industry. He was previously Director at Lazard Asset Management Group, managing healthcare investments across a diverse range of Lazard Funds including long/short hedge funds. Mr. Berdugo started his career at Abbott and then at Baxter Healthcare, where he was Director of Global Business Development for the Bio-Pharmaceutical Group. Mr. Berdugo received his M.B.A. from H.E.C. School of Management in Paris and Northwestern Kellogg School of Management, his M.Sc. in Biochemical Engineering from University College London and his B.Sc. with Honors, in Biotechnology from Imperial College London.

Dr. Karin Hehenberger joins Immune as Senior Vice President, Medical Affairs and Corporate Communications and will be responsible for managing the company’s relationships with Medical Opinion Leaders, Patient Organizations, in addition to being part of the team handling media and investors. Dr. Hehenberger has more than 15 years experience in the life sciences industry, and was most recently the Executive Vice President, Scientific Affairs and Chief Medical Officer at Coronado BioSciences, prior to which she held senior leadership positions at the Juvenile Diabetes Research Diabetes Foundation (JDRF), at Johnson & Johnson, Eyetech Pharmaceuticals and at public and private investment funds. She started her career at McKinsey & Co, received her M.D. and Ph.D. degrees form the Karolinska Institute (Sweden). She also completed a post-doctorate at Harvard Medical School.

Dr. Daniel Teper, Immune’s Chairman and CEO, commented: "We welcome Gad and Karin as key members of the Immune team. Their strategic, financial and operational experience will contribute significantly to Immune’s growth.”

About Immune Pharmaceuticals Inc.

Immune Pharmaceuticals Inc. applies a personalized approach to treatment, developing novel, highly targeted antibody therapeutics to improve the lives of patients with inflammatory diseases and cancer. The Company’s lead product candidate, Bertilimumab, is in clinical development for moderate to severe ulcerative colitis and Crohn’s Disease as well as bullous pemphigoid, an orphan auto-immune dermatological condition, Immune licensed worldwide rights for systemic indications of bertilimumab from iCo Therapeutics (TSX: ICO; OTCQX: ICOTF) in June 2011, while iCo retained rights to all ophthalmic indications. iCo originally licensed the exclusive world-wide rights to bertilimumab in 2006 from MedImmune, the Global Research and Development Arm of AstraZeneca. Immune’s pipeline also includes NanomAbs®, antibody nanoparticle conjugates, for the targeted delivery of chemotherapeutics., Crolibulin, a small molecule in Phase II in collaboration with the National Cancer Institute and Amiket™, a Neuropathic Pain drug candidate ready for Phase III. Amiket has received Orphan Drug Designation for Post Herpetic Neuralgia.

For more information, visit Immune’s website at www.immunepharmaceuticals.com, the content of which is not a part of this press release.

Erik Penser Bankaktiebolag is engaged as Immune´s Certified Adviser on NASDAQ OMX First North Premier.

Forward-Looking Statements

This news release and any oral statements made with respect to the information contained in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal” or the negative of those words or other comparable words to be uncertain and forward-looking. Such forward-looking statements include statements that express plans, anticipation, intent, contingency, goals, targets, future development and are otherwise not statements of historical fact. These statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results or developments to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Factors that may cause actual results or developments to differ materially include, but not limited to: the risks associated with the adequacy of our existing cash resources and our ability to continue as a going concern; the risks associated with our ability to continue to meet our obligations under our existing debt agreements; the risk that we will not be able to find a partner to help conduct the Phase 3 trials for AmiKet™ on attractive terms, a timely basis or at all the risk that we will not obtain approval to market and commercialize any of our product candidates; the risks associated with dependence upon key personnel; the risks associated with reliance on collaborative partners and others for further clinical trials, development, manufacturing and commercialization of our product candidates; the cost, delays and uncertainties associated with our scientific research, product development, clinical trials and regulatory approval process; our history of operating losses since our inception; the highly competitive nature of our business; risks associated with litigation; risks associated with our ability to protect our intellectual property; risks associate with our ability to raise additional funds; and our liquidity. These factors and other material risks are more fully discussed in our periodic reports, including our reports on Forms 8-K, 10-Q and 10-K and other filings with the U.S. Securities and Exchange Commission. You are urged to carefully review and consider the disclosures found in our filings which are available at www.sec.gov or at www.immunepharmaceuticals.com. You are cautioned not to place undue reliance on any forward-looking statements, any of which could turn out to be wrong due to inaccurate assumptions, unknown risks or uncertainties or other risk factors. We expressly disclaim any obligation to publicly update any forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law.

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